

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 14, 2010

Via U.S. Mail

Terence R. Rogers
Ryerson Holding Corporation
2621 West 15th Place
Chicago, IL 60608

      Re: Ryerson Holding Corporation
              Amendment No. 2 to Registration Statement on Form S-1
              Filed April 1, 2010
              File No. 333-164484

Dear Mr. Rogers:

      We have reviewed your responses to the comments in our letter dated March 26, 2010 and have the following additional comments.

Our Competitive Strengths, page 3
Leading Market Position, page 3

1. We note your response to our prior comment 6 and your revised disclosure in the second sentence under this heading. Please also clarify in the first sentence under this heading whether you were the second largest metals service center in the United States and Canada also as one market, or separately.

2. We note your response to our prior comment 5. You indicate China operations represented more than 7% of your volume. Please clarify what volume refers to.

Total Debt, page 43
Ryerson Credit Facility, page 43

3. We note your response to our prior comment 14. Please clarify whether total credit availability is currently limited below the total amount available due to the amount of the eligible account receivables and inventory pledged as collateral under the agreement.

Ryerson Notes, page 44

4. We note your disclosure that subject to certain exceptions, Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset. Please add risk factor disclosure regarding this or advise.

Executive Compensation, page 80

5. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Underwriting, page 102
Directed Share Program, page 105

6. Please tell us what you mean by "other parties associated with us."

Balance Sheet, page F-5

7. We note from your response to our prior comment 18 that you have revised to include a proforma balance sheet alongside the most recent historical balance sheet to include the long term liability related to the issuance of the Ryerson Holding Notes and the reduction in APIC due to the payment of the shareholder distribution. However, we do not believe that you responded completely or provided all required revisions to the financial statements in response to our previous comment. As previously requested, please revise the statements of operations to present pro forma per share data for the latest year (and any subsequent interim period which may be presented in a future amendment) giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. See Staff Accounting Bulletin Topic 1.B.3.

Note 22. Subsequent Events, page F-40

8. We note from your response to our prior comment 22 that you will revise a subsequent amendment to include disclosure that in connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors a termination fee. Please revise to disclose the nature and amount of this termination fee as a subsequent event in MD&A and the notes to the financial statements.

Exhibits

9. Please file the new stock incentive plan prior to effectiveness or advise.

10. Similarly, please file the investor rights agreement that you expect to enter into with Platinum or advise.

Exhibit 23.1 Consent of Ernst & Young

11. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Other

12. In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Mr.Christopher Greer, Esq.
Willkie Farr & Gallagher LLP
(212) 728-9214 (*facsimile*)